April 26, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rebekah Toton

Re:	S1 Corporation
Preliminary Proxy Statement filed on April 24, 2006 by Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarontonda, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Richard Rofe, Jeffrey C. Smith, Jeffrey D. Glidden, William J. Fox, and Edward Terino
File No. 000-24931
Dear Ms. Toton:
     On behalf of S1 Corporation (the “Company”), we are writing in connection with the above-referenced proxy statement (“Proxy Statement”). Further to my comment letter to you, dated April 21, 2006 and as outlined below, the Company remains concerned with the Ramius Group’s disclosures on its ability to vote certain shares of the Company’s common stock for the Company’s annual meeting for which the Company has set a record date of March 31, 2006. Unless otherwise defined herein, all capitalized terms used below have the same meaning as in the Proxy Statement.

Ms. Rebekah Toton
April 26, 2006

Introduction — Page 2
1. The Ramius Group discloses that as of the date of the Proxy Statement, it owns 6,639,464 shares of Company common stock and it claims to have voting rights for the annual meeting, which has a record date of March 31, 2006, for 6,490,722 shares. The difference between these two ownership figures is 148,742 shares. Therefore, the Ramius Group is saying that only 148,742 of the shares owned by it as of the date of the Proxy Statement are not entitled to be voted by it at the annual meeting. Presumably, this would mean that all shares purchased and settled by the Ramius Group after the March 31, 2006 record date would total to 148,742 shares. However, the Company notes that Schedule I to the Proxy Statement discloses that during the month of April 2006 — after the March 31, 2006 record date — the Ramius Group purchased a total 346,986 shares of Company common stock in open market transactions. Accordingly, the Ramius Group appears to be claiming that as of March 31, 2006, it was the record owner of 198,244 (346,986 minus 148,742) shares of common stock that were purchased in open market transactions in April 2006. The Company is unaware of how the Ramius Group could claim to be a record owner of shares on March 31, 2006 for which it did not even purchase until April 2006. The Ramius Group should disclose in its Proxy Materials how it is the beneficial owner of 198,244 shares as of the March 31, 2006 record date when it did not even purchase those shares until April 2006 and, if the Ramius Group is a party to any special arrangement (e.g. voting agreement, swap agreement, etc.), then it should be required to disclose the nature of any such agreement or understanding.1
* * * * *

[1]	In this regard, in addition to the shares purchased after the March 31, 2006 record date, the Company continues to remain concerned as to how the Ramius Group could claim to have voting power for the annual meeting for any shares purchased in open market transactions between March 29, 2006 and March 31, 2006 since the typical settlement period for any open market purchases made during this time period would be after the March 31, 2006 record date. If, on the other hand, the Ramius Group is a party to any special arrangement that would allow it to vote shares purchased during this time period, then it should be required to disclose the details of any such arrangement.

Ms. Rebekah Toton
April 26, 2006

     If you have any questions or would like further information concerning the foregoing, please do not hesitate to call me (202-637-8575) or Amit Saluja (212-918-3566). Thank you for your assistance.
Sincerely,
/s/ Stuart G. Stein
Stuart G. Stein